SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)

                         PSS, INC. (f/k/a/ Pay'n Save)
                                (Name of issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   704320100
                                 (CUSIP Number)

                      James M. Lieb, Senior Vice President
                              c/o The Trump Group
                               4 Stage Coach Run
                        East Brunswick, New Jersey 08816
                                 (908) 390-9400
                      (Name, Address and Telephone Number
          of Person Authorized to Receive Notices and Communications)

                               September 29, 1995
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   /___/

Check the following box if a fee is being paid with the statement /___/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)















                               Page 1 of 6 Pages





            CUSIP NUMBER - 704320100

This filing constitutes Amendment No. 9 to the Schedule 13D ("Schedule 13D") of Seacorp, Julius Trump and Eddie Trump. Capitalized terms used herein shall have the meanings assigned to them in Schedule 13D unless otherwise defined herein.

Item 5.  Interest in Securities of Issuer

            Item 5 is amended by the addition of the following thereto:

            On September 29, 1995, pursuant to the settlement of various matters, Mutual Benefit forfeited, without consideration, all of its rights under the option to acquire 50% of the outstanding capital stock of Seacorp.

Item 7.  Material to be filed as an Exhibit

            1. Exhibit A - Letter agreement dated September 29, 1995 between The Trump Capital Corporation and MBL Life Assurance Corporation.


































                               Page 2 of 6 Pages





            CUSIP NUMBER - 704320100

                                   SIGNATURE


            After  reasonable  inquiry  and  to  the  best of the knowledge and belief  of  the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and accurate.

Dated:  October 3, 1995

                                          SEACORP, INC.


                                          By:  /s/ JAMES LIEB
                                          James M. Lieb,
                                          Vice President

































                               Page 3 of 6 Pages






            CUSIP NUMBER - 704320100

                                   SIGNATURE


            After  reasonable  inquiry  and  to  the  best of the knowledge and belief  of  the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and accurate.

Dated:  October 3, 1995


                                          /s/ JULIUS TRUMP
                                              Julius Trump












































                               Page 4 of 6 Pages


            CUSIP NUMBER - 704320100

                                   SIGNATURE


            After  reasonable  inquiry  and  to  the  best of the knowledge and belief  of  the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and accurate.

Dated:  October 13, 1995


                                          /s/ EDDIE TRUMP
                                              Eddie Trump












































                               Page 5 of 6 Pages


            CUSIP NUMBER - 704320100

                         MBL LIFE ASSURANCE CORPORATION
                                520 Broad Street
                             Newark, NJ  07102-3111



                                    September 29, 1995



The Trump Capital Corporation
c/o The Trump Group
4 Stagecoach Run
East Brunswick, NJ  08816

            Re:   Seacorp, Inc.

Ladies and Gentlemen:

      Reference is hereby made to that certain Settlement Agreement dated as of September 13, 1995 by and among MBL Life Assurance Corporation ("MBLLAC"), The Trump Capital Corporation and the other parties thereto (the "Settlement Agreement").

      In accordance with 2.4 of the Settlement Agreement, MBLLAC hereby relinquishes and surrenders, without separate payment on account thereof, all of its rights to acquire the capital stock of Seacorp, Inc. pursuant to that certain letter agreement dated October 2, 1989 between The Mutual Benefit Life Insurance Company (assignor to MBLLAC) and The Trump Capital Corporation.

                                    Very Truly Yours,

                                    MBL LIFE ASSURANCE CORPORATION



                                    By:   /s/ Michael S. Ryan
                                          Name:   Michael S. Ryan
                                          Title:  Senior Vice President














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